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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

REGENT COMMUNICATIONS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
758865109
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Palmyra Capital Advisors, LLC. 38-3641893

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		869,261

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		869,261

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	869,261

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.2%

12	TYPE OF REPORTING PERSON

	IA

CUSIP No.

1	NAMES OF REPORTING PERSONS Michael F. Baxter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		869,261

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		869,261

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	869,261

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.2%

12	TYPE OF REPORTING PERSON

	IN, HC

CUSIP No.

1	NAMES OF REPORTING PERSONS Michael and Leigh Anne Baxter Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizens

	5	SOLE VOTING POWER

NUMBER OF		869,261

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		869,261

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	869,261

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.2%

12	TYPE OF REPORTING PERSON

	OO, HC

Item 1.
(a)	Name of Issuer

Regent Communications, Inc.

(b)	Address of Issuer’s Principal Executive Offices

2000 Fifth Third Center, Cincinnati, Ohio 45202
Item 2.
(a)	Name of Person Filing

This statement is being filed by (i) Palmyra Capital Advisors, LLC, a Delaware limited liability company and registered investment adviser (“Adviser”), (ii) the Michael and Leigh Anne Baxter Living Trust (“Trust”) and (ii) Michael F. Baxter (“Manager”) (collectively, the “Reporting Persons”). Manager controls Adviser by virtue of being the manager under Delaware law of the Adviser and Trust controls Adviser by virtue of being the beneficial owner of more than a majority of the membership interests in Adviser.

Adviser’s beneficial ownership of the Common Stock is direct as a result of Adviser’s discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Manager’s and Trust’s beneficial ownership of Common Stock is indirect as a result of Manager’s position with, and Trust’s ownership interest in, Adviser. The beneficial ownership of Manager and Trust is reported solely because Rules 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, require any person who is “directly or indirectly” the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers in blocks 5, 7, 9 and 11 above and in responses to item 4 by Manager and Trust are given on the basis of the “indirect” beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by Adviser and the relationship of Manager and Trust to Adviser referred to above.

Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

(b)	Address of Principal Business Office or, if none, Residence

For each Reporting Person,

11111 Santa Monica Blvd., Suite 1100 Los Angeles, California 90025

(c)	Citizenship

Adviser is a Delaware limited liability company Manager is a U.S. citizen Trust is formed by U.S. citizens

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

758865109

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or §§240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);*

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

*	Manager and Trust are control persons of Adviser in accordance with §240.13d-1(b)(1)(ii)(G).
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
For each Reporting Person,
(a)	Amount beneficially owned: 869,261.

(b)	Percent of class: 2.2%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 869,261.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 869,261.

(iv)	Shared power to dispose or to direct the disposition of : 0.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Manager and Trust are the equivalent of parent holding companies for purposes of this Schedule 13G. Adviser is the equivalent of Manager’s and Trust’s direct subsidiary, and Adviser acquired the security being reported on by Manager and Trust. Adviser is a registered investment adviser. See Exhibit A.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 5, 2009

PALMYRA CAPITAL ADVISORS, LLC
By:	/s/ Michael F. Baxter
Michael F. Baxter
Its: Manager

THE MICHAEL AND LEIGH ANNE BAXTER LIVING TRUST U/D/T dated January 18, 2000
By:	/s/ Michael F. Baxter
Michael F. Baxter
Trustee

/s/ Michael F. Baxter
Michael F. Baxter

EXHIBIT A
Joint Filing Agreement Pursuant to Rule 13d-1
This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.
Dated: February 5, 2009

PALMYRA CAPITAL ADVISORS, LLC
By:	/s/ Michael F. Baxter
Michael F. Baxter
Its: Manager

THE MICHAEL AND LEIGH ANNE BAXTER LIVING TRUST U/D/T dated January 18, 2000
By:	/s/ Michael F. Baxter
Michael F. Baxter
Its: Trustee

/s/ Michael F. Baxter
Michael F. Baxter